UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-11176

GRUPO SIMEC, S.A.B. DE C.V.

(Translation of registrant’s name into English)

Avenida Lázaro Cárdenas 601

Colonia La Nogalera

44440 Guadajalara, Jalisco

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Contacts:
José Luis Tinajero
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Avenida Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
+52 55 1165 1025
+52 33 3770 6734

Grupo Simec Appoints Mr. Sergio Vigil González as Chief Executive Officer

GUADALAJARA, Jalisco, July 9, 2024 – Grupo Simec, S.A.B. de C.V. (“Grupo Simec” or the “Company”), informs of the recent appointment of the new General Director.

Accountant Sergio Vigil González assumes the General Management as of July 5, 2024 in the company

Engineer Rufino Vigil González, continues as President of the Board of Directors of Grupo Simec S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Mario Moreno Cortez
Name:	Mario Moreno Cortez
Title:	Finance Coordinator

Date: July 09, 2024

2